

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

October 5, 2007

<u>Via Facsimile and U.S. Mail</u>

Mr. Mark Simo
Chief Executive Officer
Orange 21 Inc.
2070 Las Palmas Drive
Carlsbad, CA 92009

> **Re: Orange 21 Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **Filed April 17, 2007**
> **Form 10-Q for the quarter ended June 30, 2007**
> **File No. 0-51071**

Dear Mr. Simo:

        We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Note 1. Organization and Significant Accounting Policies, page 50

1.   We note your revised revenue recognition policy disclosures included under "Critical
        Accounting Policies and Estimates." Please revise future filings to include your updated
        revenue recognition policy in the notes to your financial statements in accordance with
        APB 22 and Rule 10-01(a)(5) of Regulation S-X.

Note 17. Business Acquisitions, page 74

2.   Please refer to prior comment 8. We note the inclusion of the audited financial
        statements and pro forma financial information for the acquisition of LEM in your 2005
        Form 10-K. However, such disclosures do not exempt you from the requirement to
        report this acquisition under Item 2.01 of Form 8-K. Please prepare and file this
        document to EDGAR.

3.   We note the disclosure on page 12 that an independent appraisal was utilized to identify
        and estimate the fair value of the intangible asset acquired. While in future filings
        management may elect to take full responsibility for valuing the intangible asset, if you
        choose to continue to refer to the expert in any capacity, please revise future filings,
        beginning with your next 10-Q, to name the independent valuation firm. In addition,
        please note that if you intend to incorporate your Form 10-K by reference into any
        registration statement, you will be required to include the consent of the independent
        valuation firm as an exhibit to the registration statement.

Form 10-Q for quarter ended June 30, 2007

Item 4. Controls and Procedures, page 22

4.   Please refer to prior comment 10. We note your statement that your "controls and
        procedures are *designed* to provide a reasonable assurance of achieving (y)our
        objectives." Please revise future filings to state clearly, if true, that your principal
        executive officer and principal financial officer concluded that your disclosure controls
        and procedures are effective at that reasonable assurance level. In the alternative, remove
        the reference to the level of assurance of your disclosure controls and procedures. Please
        refer to Section II.F.4 of Management's Reports on Internal Control over Financial
        Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC
        Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-
        8238.htm>.

Mr. Mark Simo
Orange 21, Inc.
October 5, 2007
Page 3

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact Kevin Vaughn, Branch Chief, at (202) 551-3643.

       Sincerely,

       Lynn Dicker
       Reviewing Accountant